EXHIBIT 12.1

GRAY TELEVISION, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
	(dollars in thousands)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$11,238	$47,317	$13,574	$36,610	$(34,307)	$(313,027)
Add:
Fixed charges(1)	25,174	66,842	73,151	93,578	95,157	64,746
Less:
Preference security dividend requirements(2)	—	(6,888)	(10,877)	(23,047)	(25,551)	(10,143)

Total earnings (loss) as adjusted	$36,412	$107,271	$75,848	$107,141	$35,299	$(258,424)

Fixed charges:
Interest expensed and capitalized(3)	$25,134	$59,443	$61,777	$70,045	$69,088	$54,079
Estimate of the interest within rental expense(4)	40	511	497	486	518	524
Preference security dividend requirements	—	6,888	10,877	23,047	25,551	10,143

Total fixed charges	$25,174	$66,842	$73,151	$93,578	$95,157	$64,746

Ratio of earnings to fixed charges	1.45	1.60	1.04	1.14	—	—
Dollar amount of deficiency of earnings to cover fixed charges	$—	$—	$—	$—	$59,858	$323,170

(1)	See “Fixed Charges” below for an itemization of components contained herein.
(2)	Preference security dividend requirements for purposes of the ratio to represent the amount of pre-tax earnings that would be required to pay the dividends on outstanding preference securities of the registrant and other fully or proportionally consolidated entities. Preferred dividend requirements include accretion in the carrying value of redeemable preferred stock. The amount is computed as the dividend requirement divided by (1 – the effective income tax rate for the Company).
(3)	Includes amortization of premiums, discounts and capitalized expenses related to indebtedness.
(4)	Interest within rental expense is estimated at 33% of rental expense.